[SECURIAN LETTERHEAD]



February 28, 2012


Securities and Exchange Commission				VIA EDGAR
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549-4644

RE:	Post-Effective Amendment Number 10 and 23 pursuant to Rule 485(a)
	Minnesota Life Individual Variable Universal Life Account
	File Numbers:  333-148646 and 811-22093
	Accession Number: 0001047469-12-001710

Dear Ladies and Gentlemen:

The post-effective amendment to the Registration Statement on Form N-6 for the above-referenced Minnesota Life Individual Variable Universal Life Account (the "Registrant") was filed on February 28, 2012 at 12:22 p.m., accession number: 0001047469-12-001710. This post-effective amendment was filed correctly.

However, the transmittal letter (i.e. cover letter) had a typographical error. The reference to the file number in the RE: section was incorrect. The reference in the cover letter was to 333-144604, the reference should have been to 333-148646. Also, in the second paragraph the reference to 333-148646 should have been to 333-144604. We are attaching a corrected cover letter for your reference.

Any questions and comments that you may have regarding this filing may be directed to the undersigned at (651) 665-4593.

Sincerely,

/s/ Timothy E. Wuestenhagen

Timothy E. Wuestenhagen
Senior Counsel

TEW:vsc ?
CORRECTED COVER LETTER

[SECURIAN LETTERHEAD]



February 28, 2012


Securities and Exchange Commission				VIA EDGAR
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549-4644

RE:	Post-Effective Amendment Number 10 and 23 pursuant to Rule 485(a)
	Minnesota Life Individual Variable Universal Life Account
	File Numbers:  333-148646 and 811-22093

Dear Ladies and Gentlemen:

The accompanying post-effective amendment to the Registration Statement on Form N-6 for the above-referenced Minnesota Life Individual Variable Universal Life Account (the "Registrant") is being filed electronically with the Securities and Exchange Commission pursuant to the Commission's EDGAR system. The amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the ?1940 Act?). In that regard, the Registrant requests that this filing become effective May 1, 2012.

The Registration Statement is being amended to reflect the addition of the Inflation Agreement as an optional benefit under the policy. A marked courtesy copy has been provided under separate cover. This filing is made in conjunction with a ?clone? product, the Minnesota Life Individual Variable Universal Life Account (File No. 333-144604). Our intention is to have the two registration statements be identical, with the exception of the underlying funds offered in the separate account and the compensation paid for distribution of the product. If at all possible, we would appreciate any staff comments that would address both products.

Any questions and comments that you may have regarding this filing may be directed to the undersigned at (651) 665-4593.

Sincerely,

/s/ Timothy E. Wuestenhagen

Timothy E. Wuestenhagen
Senior Counsel

TEW:vsc